Mount Lucas Management Corporation	Toll Free: 800-545-0071
47 Hulfish Street Suite 910	Phone: 609-924-8868
Princeton, NJ 08542	Facsimile: 609-683-1523
www.mtlucas.net

January 24, 2008

MT LUCAS

Kevin Woody
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington, D.C. 20549

Re:       MLM Index Fund (the "Fund") December 2006 10-K Filing Comments

Dear Mr. Woody:

We are in receipt of your letter dated November 20, 2007 regarding requested revisions by the Division of Corporate Finance to the Fund's December 31, 2006 10-K filing (the "10-K Filing"). Please accept this letter as our formal response to the Division's requests. An amended and restated filing for the period ending December 31, 2006 is being made contemporaneously with this letter (the "Amended 10-K/A"). This letter indicates what actual changes have been made to the Amended" and Restated 10-K/A Filing and acknowledges other matters requested by the staff. The paragraphs below correspond to those presented in your November 20, 2007 letter,

1.
Affirmation of Commodity Pool Operator: The 10-K Filing made by the MLM IndexFund did not contain the actual signature of Timothy Rudderow on the Affirmation of Commodity Pool Operator form. This defect has been corrected and a fully executed, affirmation is included at F2 of the Amended 10-K/A.

2.
Report of Independent Registered Public Accounting Firm: The 10-K Filing contained only the consent and not the opinion of the Fund's predecessor accounting firm, Ernst & Young, for the year ended December 31, 2004. Please find within the Fund's amended 10-K/A both the December 31, 2004 opinion and consent of Ernst & Young at Exhibit 23, as well as a new consent issued by Grant Thornton for years ended December 31, 2006 and 2005, at page F4, together with their opinion.

3.
Exhibits 31.1 and 31.2: The 10-K Filing contained modifications to required language within the certifications of Timothy Rudderow as President and James Mehling as Vice President and Chief Operating Officer. These errors have been corrected in the 10-K/A at Exhibits 31.1 and 31.2.

Also, as requested, we take this opportunity to acknowledge that the Fund is aware and understands the following:

SOLID INVESTMENTS FOR THE REAL WORLD

Kevin Woody	Page 2	January 24,2008

1.	The Fund is responsible for the adequacy and accuracy of the disclosure in all the filings it makes with the United States Securities and Exchange Commission (the “Commission");

2.	The staff comments- themselves or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to any filing; and "

3.	The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate these matters being brought to our attention and having an opportunity to correct them. We will make every effort to avoid necessity of future comments and amendments.

Very truly yours
/s/ James Mehling
James Mehling, Vice President
Manager – MLM Index Fund